Intensity Therapeutics, Inc.

61 Wilton Road, 3rd Floor

Westport, CT 068809

October 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Intensity Therapeutics, Inc. (CIK 0001567264)
Registration Statement No. 333-260565 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Intensity Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 18, 2022 at 5:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Daniel L. Woodard at (212) 547-5553. The Company hereby authorizes Mr. Woodard to orally modify or withdraw this request for acceleration.

Very truly yours,

INTENSITY THERAPEUTICS, INC.

By:	/s/ Lewis H. Bender
Lewis H. Bender Chief Executive Officer